May 20, 2024

VIA EDGAR

Chen Chen
Christine Dietz
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, NE
Washington, D.C. 20549

Re: Clarivate Plc
          Form 10-K for the fiscal year ended December 31, 2023
          File No. 001-38911

Dear Ms. Chen and Ms. Dietz:
We have received the letter, dated May 14, 2024, from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission relating to the above referenced filing of Clarivate Plc. Our response to the Staff’s letter is set forth below. For ease of reference, we have also set forth the text of the relevant Staff comment prior to each of our responses below.
Form 10-K for the fiscal year ended December 31, 2023
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Goodwill and Indefinite-Lived Intangible Assets, page 28
1.We note your disclosures regarding the quantitative goodwill impairment tests performed in 2022 and 2023. Please tell us the percentage by which the fair value of each of your reporting units exceeded their carrying value as of your most recent impairment test. To the extent any of the reporting unit's fair value was not substantially in excess of its carrying value, disclose the percentage by which the fair value exceeded the carrying value. Alternatively, revise to state if true, that the estimated fair value substantially exceeded the carrying value for each of the reporting units. Refer to our comment and your response to prior comment 13 in your letter dated March 29, 2019.
Response: The Company respectfully acknowledges the Staff’s comment and informs the Staff that as of October 1, 2023, the estimated fair value of the A&G reporting unit exceeded its carrying value by 37%, which we consider substantial with reference to the 15% threshold we identified as substantial excess in our prior comment letter response dated March 29, 2019. As noted in the filing, the IP reporting unit's goodwill balance is fully impaired. Also as noted in the filing, the LS&H reporting unit's goodwill balance was partially impaired as of October 1, 2023, the date of our most recent quantitative goodwill impairment test. We wrote down the carrying value to equal estimated fair value as of such date and provided a sensitivity disclosure since there was no remaining excess fair value for the LS&H reporting unit. In future filings, the Company will provide a statement that the fair value of each reporting unit is substantially in excess of its carrying value, or if not, disclose the extent to which the estimated fair value of each reporting unit exceeded its carrying value as of the date of our most recent impairment test.
Results of Operations
Adjusted EBITDA and Adjusted EBITDA margin (non-GAAP measure), page 35
2.We note that you present non-GAAP adjusted EBITDA margin without disclosing the most directly comparable GAAP measure. Please revise to present net income (loss) margin with equal or greater prominence whenever you disclose adjusted EBITDA margin. Refer to Item Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10(a) of the Non-GAAP C&DIs. Similar concerns apply to your earnings releases on Form 8-K.
Response: The Company respectfully acknowledges the Staff’s comment and in future filings in which it includes non-GAAP Adjusted EBITDA margin, the Company will present the most directly comparable GAAP measure, Net income

(loss) margin, with equal or greater prominence. Set forth below is an example of the disclosure the Company will provide on a go-forward basis.

The following table presents our calculation of Adjusted EBITDA and Adjusted EBITDA margin for the years ended December 31, 2023, 2022, and 2021, and reconciles these measures to our Net income (loss) and Net income (loss) margin for the same periods:

	Year Ended December 31,
	2023	2022	2021
Net income (loss)	$(911.2)	$(3,960.2)	$(270.5)
Provision (benefit) for income taxes	(101.3)	(28.9)	12.3
Depreciation and amortization	708.3	710.5	537.8
Interest expense, net	293.7	270.3	252.5
Transaction related costs	8.2	14.2	46.2
Share-based compensation expense	108.9	102.2	139.6
Gain on sale from divestitures	—	(278.5)	—
Goodwill and intangible asset impairments	979.9	4,449.1	—
Restructuring and other impairments	40.0	66.7	129.5
Fair value adjustment of warrants	(15.9)	(206.8)	(81.3)
Other	6.6	(25.9)	34.3
Adjusted EBITDA	$1,117.2	$1,112.7	$800.4

Net income (loss) margin	(34.7)%	(148.9)%	(14.4)%
Adjusted EBITDA margin	42.5%	41.8%	42.6%

Should you have any further questions on the above, please do not hesitate to contact me by email at jonathan.collins@clarivate.com.
Sincerely,

/s/ Jonathan M. Collins
Jonathan M. Collins
Executive Vice President and Chief Financial Officer

cc:	Michael Easton, Senior Vice President, Finance and Chief Accounting Officer
Melanie Margolin, Executive Vice President and Chief Legal Officer
John Doulamis, Vice President, Deputy General Counsel, Secretary and Chief Compliance Officer